Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Boca International Limited

We have audited the accompanying balance sheets of Boca International Limited (“Company”) as of December 31, 2015 and 2014 and the related statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficiency and accumulated deficit from recurring net losses. All these factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Centurion ZD CPA Limited
Centurion ZD CPA Limited
Hong Kong, China
December 23, 2016

BOCA INTERNATIONAL LIMITED
BALANCE SHEETS
As of June 30, 2016 and 2015 (Unaudited)
and December 31, 2015 and 2014
(In thousands of U.S. dollars except for shares data)

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash	1	1	3	6
Amount due from a director	68	-	-	-
Other current assets	-	10	10	10

Total current assets	69	11	13	16

NON-CURRENT ASSETS
PLANT AND EQUIPMENT, NET	-	15	-	22

Total assets	69	26	13	38

CURRENT LIABILITIES
Interest-bearing bank borrowings	-	70	12	113
Other loan - secured	335	323	329	316
Other payables and accrued liabilities	7	35	67	11
Amount due to holding company	70	-	-	-
Amount due to a director	-	500	637	358
Obligation under finance lease	-	8	-	8

Total current liabilities	412	936	1,045	806

NON-CURRENT LIABILITIES
Interest-bearing bank borrowings	-	-	-	12
Obligation under finance lease	-	16	-	20

Total non-current liabilities	-	16	-	32

Total liabilities	412	952	1,045	838

SHAREHOLDERS’ EQUITY
Share capital (184 ordinary shares issued and fully paid as of June 30, 2016 and 2015 (unaudited) and December 31, 2015 and 2014)	744	1	1	1
Accumulated deficit	(1,087)	(927)	(1,033)	(801)
Total shareholders' equity	(343)	(926)	(1,032)	(800)

Total liabilities and shareholders’ equity	69	26	13	38

The accompanying notes are an integral part of these financial statements.

BOCA INTERNATIONAL LIMITED
STATEMENTS OF COMPREHENSIVE LOSS
For the six months ended June 30, 2016 and 2015
(Unaudited) and the Years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

REVENUE	2	20	73	724

Cost of sales	-	10	31	516

Gross profit	2	10	42	208

Administrative expenses	(48)	(125)	(267)	(235)

LOSS FROM OPERATIONS	(46)	(115)	(225)	(27)

OTHER EXPENSES
Interest expense	(8)	(11)	(20)	(45)
Gain on disposal of plant and equipment	-	-	13	-

Total other expenses	(8)	(11)	(7)	(45)

LOSS BEFORE PROVISION FOR INCOME TAXES	(54)	(126)	(232)	(72)
Provision for income taxes	-	-	-	-

NET LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(54)	(126)	(232)	(72)

The accompanying notes are an integral part of these financial statements.

BOCA INTERNATIONAL LIMITED
STATEMENTS OF SHAREHOLDERS' EQUITY
For the six months ended June 30, 2016 (Unaudited)
and the Years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	Share	Accumulated	Total
	capital	deficit	equity

At January 1, 2014	1	(729)	(728)

Total comprehensive loss for the year	-	(72)	(72)
At December 31, 2014 and January 1, 2015	1	(801)	(800)

Total comprehensive loss for the year	-	(232)	(232)
At December 31, 2015 and January 1, 2016	1	(1,033)	(1,032)

Waiver of loan from a director (Notes 1 and 12)	743	-	743

Total comprehensive loss for the period	-	(54)	(54)
At June 30, 2016 (unaudited)	744	(1,087)	(343)

The accompanying notes are an integral part of these financial statements.

BOCA INTERNATIONAL LIMITED
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2016 and 2015
(Unaudited) and the Years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(54)	(126)	(232)	(72)
Adjustment for:
Depreciation	-	7	14	21
Gain on disposal of items of plant and equipment	-	-	(13)	-
Change in operating assets
Trade receivables	-	-	-	41
Inventories	-	-	-	71
Other current assets	10	-	-	12
Change in operating liabilities
Trade payables	-	-	-	(37)
Other payables and accrued liabilities	(54)	31	69	(14)
Net cash (used in) provided by operating activities	(98)	(88)	(162)	22

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of items of plant and equipment	-	-	21	-
Net cash provided by investing activities	-	-	21	-

CASH FLOWS FROM FINANCING ACITIVITIES
Payments on amount due to a director	(84)	(14)	(27)	(321)
Proceeds from amount due to a director	122	156	306	247
Proceeds from holding company	70	-	-	-
Payments on obligation under finance lease	-	(4)	(28)	(8)
Payments on interest-bearing bank borrowings	(12)	(55)	(113)	-
Proceeds from interest-bearing bank borrowings	-	-	-	35
Net cash provided by (used in) financing activities	96	83	138	(47)

(DECREASE) INCREASE IN CASH	(2)	(5)	(3)	(25)
CASH, beginning of period/year	3	6	6	31
CASH, end of period/year	1	1	3	6

BOCA INTERNATIONAL LIMITED
STATEMENTS OF CASH FLOWS For the six months ended June 30, 2016 and 2015 (Unaudited)
and the Years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	2	5	7	32
Cash paid for income taxes	-	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Waiver of loan from a director (Notes 1 and 12)	743	-	-	-

The accompanying notes are an integral part of these financial statements

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Boca International Limited ("the Company") is a limited liability company incorporated in Hong Kong on June 16, 1992. The address of its registered office is Room 1301, 13/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong. Its principal activity during the years is engaged in phase change materials research and development, manufacturing and providing consultancy and engineering services.

On December 28, 2015, SGOCO Group, Ltd., a company incorporated in the Cayman Islands whose ordinary shares are traded on the U.S. NASDAQ Capital Market under the symbol “SGOC”, entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands and beneficially owned by Mr. Chan Kam Biu (“Mr. Chan”), the sole director of the Company (the “Vendor”). Pursuant to the Agreement, SGOCO International Limited, a wholly-owned subsidiary of SGOCO Group Ltd., acquires 100% of the issued share capital of the Company from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% newly issued ordinary shares (the “Shares”) of the Company. In March 2016, the acquisition of Boca was closed.

2.1	ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Its reporting currency and its functional currency are U.S. Dollar and Hong Kong Dollar, respectively.

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For all the periods presented, the Company had a working capital deficiency, accumulated deficit and recorded operating loss. These factors raise substantial doubts about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders or other debt or capital sources. Management believes the existing shareholder or external financing will provide the additional cash to meet the Company’s obligations as they become due.

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

Use of estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to impairment of long-lived assets and valuation allowance for deferred tax assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

Unaudited Interim Financial Information

The unaudited financial statements for the six months ended June 30, 2016 and 2015 have been prepared by the Company and reflect all normal, recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2016.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions within the Hong Kong.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Leasehold improvements	Over the shorter of lease terms or 25 years
Office equipment	5 years
Motor vehicles	3 years
Testing equipment	5 years

Impairment of long-lived assets

The Company evaluates long lived assets for impairment at least once per year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets by comparing the asset's estimated fair value with its carrying value, based on cash flow methodology. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and an impairment loss equal to an amount by which the carrying value exceeds the fair value of the asset is recognized. As of June 30, 2016 and 2015 and December 31, 2015 and 2014, management believes there was no impairment of long-lived assets.

Finance leases

Leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as finance leases. Substantially all of the risks or benefits of ownership are deemed to have been transferred if any one of the four criteria is met: (i) transfer of ownership to the lessee at the end of the lease term, (ii) the lease containing a bargain purchase option, (iii) the lease term exceeding 75% of the estimated economic life of the leased asset, (iv) the present value of the minimum lease payments exceeding 90% of the fair value. At the inception of a finance lease, we as the lessee records an asset and an obligation at an amount equal to the present value of the minimum lease payments. The leased asset is amortized over the shorter of the lease term or its estimated useful life if title does not transfer to us, while the leased asset is depreciated in accordance with the Company’s depreciation policy if the title is to eventually transfer to the Company. The periodic rent payments made during the lease term are allocated between a reduction in the obligation and interest element using the effective interest method in accordance with the provisions of ASC Topic 835-30, “Imputation of Interest”.

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 605, “Revenue Recognition.” Revenue will be recognized only when all of the following criteria are met: persuasive evidence for an agreement exists, delivery has occurred or services have been provided, the price or fee is fixed or determinable, and collection is reasonably assured. Generally, revenue is recognized as work is performed for professional services.

Income taxes

The Company accounts for income taxes in accordance with the accounting standard issued by the Financial Accounting Standard Board (“FASB”) for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the statements of income on a straight-line basis over the lease periods.

Advertising costs

The Company expenses the cost of advertising as incurred in selling products. The Company had no advertising costs incurred for the years ended December 31, 2015, 2014 and 2013.

Research and development costs

Research and development costs are expensed as incurred and are included in general and administrative expenses. The Company had no research and development costs incurred for the years ended December 31, 2015, 2014 and 2013.

Fair value of financial instruments

The carrying value of the Company’s financial instruments (excluding non-current bank borrowings and obligation under finance lease): cash, short-term bank borrowings, other loan, balances with a director and holding company and other payables approximate their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of the Company’s non-current bank borrowings and obligation under finance lease approximates the carrying amount.

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” ("ASC 820-10"), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 : Observable inputs such as quoted prices in active markets;
Level 2 : Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 : Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Recent accounting pronouncements

The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods with that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on the financial statements.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2014, the FASB issued ASU 2014-12, "Compensation - Stock Compensation (Topic 718)" which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guideline is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect that the adoption will have a material impact on its financial statements.

In February 2015, the FASB issued ASU 2015-02 "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company does not expect that the adoption will have a material impact on its financial statements.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments in ASU 2016-01 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect that the adoption will have a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are in the process of evaluating the impact of adoption of this ASU on the financial statements.

On March 17, 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides guidance on assessing whether an entity is a principal or an agent in a revenue transaction and whether an entity reports revenue on a gross or net basis. On April 14, 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing, which provides guidance on identifying performance obligations and accounting for licenses of intellectual property. The effective date and transition requirements for ASU No. 2016-08 and ASU No. 2016-10 are the same as the effective date and transition requirements of ASU No. 2014-09. In May 2016, the FASB issued ASU 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU 2014-09 and 2014-16, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. The Company is evaluating the effect that ASU No. 2016-08 and ASU No. 2016-10 will have on the Company’s financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. The amendments in ASU 2016-07 are effective for public companies for fiscal years beginning after December 31, 2017 including interim periods therein. Early adoption is permitted. The new standard should be applied prospectively for investments that qualify for the equity method of accounting after the effective date. The Company does not expect that the adoption will have a material impact on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which includes amendments to accounting for income taxes at settlement, forfeitures, and net settlements to cover withholding taxes. The amendments in ASU 2016-09 are effective for public companies for fiscal years beginning after December 31, 2016, and interim periods within those annual periods. Early adoption is permitted but requires all elements of the amendments to be adopted at once rather than individually. The Company is evaluating the effect that ASU No. 2016-09 will have on the Company’s financial statements and related disclosures.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently assessing the potential impact of ASU 2016-15 on its financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16—Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its financial statements.

In October 2016, the FASB issued ASU No. 2016-17 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This update amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This ASU is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash and require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The ASU is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. The Company will adopt the presentation and disclosure provisions of this ASU in the first quarter of fiscal 2018.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

3.	OTHER CURRENT ASSETS

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Rental and utility deposits	-	10	10	10

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

4.	PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Leasehold improvements	-	32	32	32
Office equipment	85	85	85	85
Motor vehicles	-	46	-	46
Testing equipment	116	115	116	116
	201	278	233	279
Less: accumulated depreciation	(201)	(263)	(233)	(257)
Plant and equipment, net	-	15	-	22

Depreciation expense for the periods ended June 30, 2016 and 2015 and years ended December 31, 2015 and 2014 amounted to $nil, $7, $14 and $21, respectively.

As of June 30, 2016 and 2015 and December 31, 2015 and 2014, the Company has a motor vehicle under finance lease with a carrying value of $nil, $14, $nil and $21, respectively.

5.	DEBT AND CREDIT FACILITIES

Total interest incurred amounted to $8, $11, $20 and $45 for the periods ended June 30, 2016 and 2015 and years ended December 31, 2015 and 2014, respectively.

On December 31, 2015, the Company had short-term bank borrowings consisting of an unsecured bank loan of $12. This bank loan was fully repaid in 2016.

On June 30, 2015, the Company had short-term bank borrowings consisting of an unsecured bank loan of $70.

On December 31, 2014, the Company had long-term and short-term bank borrowings consisting of an unsecured bank loan of $17 and $108 respectively.

A personal guarantee from a director was provided on the bank loans.

6.	EMPLOYEE PENSION

The Company is incorporated in Hong Kong and manages a defined contribution Mandatory Provident Fund (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. The Company is required to contribute 5% of the monthly salaries for all Hong Kong based employees to the MPF Scheme (subject to a cap).

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

7.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Accrued staff costs and benefits	-	12	31	6
Others	7	23	36	5
Other payables and accrued liabilities	7	35	67	11

8.	OBLIGATION UNDER FINANCE LEASE

Obligation under finance lease consisted of the following:

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Finance lease	-	27	-	32
Less: interest expense	-	(3)	-	(4)
Present value of finance lease	-	24	-	28

Current portion	-	8	-	8
Non-current portion	-	16	-	20
Total	-	24	-	28

9.	OTHER LOAN

The amount represents a loan of $256 advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intellectual property rights of the Company.

BOCA INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2016 and 2015 (Unaudited)

and the Years ended December 31, 2015 and 2014

(In thousands of U.S. dollars, except for shares and per share data)

10.	INCOME TAXES

The Company is incorporated in Hong Kong and is subject to Hong Kong taxation at 16.5% on estimated assessable profit derived from its activities conducted in Hong Kong.

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Loss before provision for income taxes	(54)	(126)	(232)	(72)
Tax at the domestic income tax rate of 16.5%	(9)	(21)	(38)	(12)
Non-deductible expenses	1	1	2	2
Valuation allowance on deferred tax assets	8	20	36	10
Provision for income taxes	-	-	-	-

The net tax loss of the Company of $1,288, $1,091, $1,288 and $1,091 as of June 30, 2016 and 2015 (unaudited) and December 31, 2015 and 2014, respectively, available for offset against future profits may be carried forward indefinitely. Management believes it is more likely than not that the Company will not realize these potential tax benefits as these operations will not generate operating profits in the foreseeable future. As a result, a valuation allowance was provided against the full amount of the potential tax benefits.

11.	OPERATING LEASE COMMITMENTS

The Company had the following total future minimum lease payments under non-cancellable operating lease:

	June 30,		December 31,
	2016	2015	2015	2014
	(Unaudited)	(Unaudited)

Within one year	-	57	57	57
2-5 years	-	28	-	57
Total	-	85	57	114

12.	AMOUNTS DUE FROM/TO A DIRECTOR AND HOLDING COMPANY

The amount due to holding company is unsecured, interest free and has no fixed term of repayment.

The amount due to a director, Mr. Chan, was unsecured, interest free and had no fixed term of repayment.

On March 31, 2016, Mr. Chan (see Note 1) agreed to waive his entitlement to his loan to the Company of $743.

The amount due from Mr. Chan as of June 30, 2016 was unsecured, interest free and had been fully settled subsequent to June 30, 2016.